001-39909
SEC FILE NUMBER
G91595127
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I—REGISTRANT INFORMATION

Full Name of Registrant:

TZP Strategies Acquisition Corp.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

7 Times Square, Suite 4307

City, State and Zip Code:

New York, New York 10036

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TZP Strategies Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Q1 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”), which clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. Following review of the SEC Statement, the Company reevaluated the accounting treatment of its public warrants and private placement warrants as equity, and concluded that, based on the SEC Statement, the public warrants and private placement warrants should be, and should previously have been, classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.

The Company is currently evaluating the extent of the SEC Statement’s impact on its financial statements as of and for the fiscal quarter ended March 31, 2021 included in the Q1 2021 Form 10-Q (the “Q1 2021 Financials”) and its previously filed financial statements as of and for the period from August 31, 2020 (inception) through December 31, 2020 (the “2020 Financials”) included in the Company’s final prospectus relating to its initial public offering filed with the SEC on January 20, 2021 and the Company’s balance sheet as of January 22, 2021 filed with the SEC on January 28, 2021 (together with the 2020 Financials, the “Previously Filed Financials”). The Company is also evaluating the impact of the SEC Statement on its internal control over financial reporting related to accounting for its public and private placement warrants. Following the completion of the Company’s evaluation, the Company may determine that it is necessary to restate the Previously Filed Financials and/or correct the accounting treatment for its public and private placement warrants in the Q1 2021 Financials. To the extent the Company is required to restate any Previously Filed Financials, the Company may also determine that it has a material weakness in its internal control over financial reporting.

The Company is working diligently to complete the Q1 2021 Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the public warrant and private placement warrants in accordance with the SEC Statement and appropriately reporting such treatment in the Q1 2021 Form 10-Q, the Company is unable to complete and file the Q1 2021 Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Samuel Katz	(212)	398-0300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the correction of errors in the Company’s financial statements related to the accounting treatment of the public warrants and private placement warrants, as well as the effect of the revision on any periodic SEC filings, including the timing of filing such reports, constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

TZP Strategies Acquisition Corp.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2021	By:	/s/ Samuel Katz
Name: Samuel Katz
Title: Chief Executive Officer